Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Komag, Incorporated:
We consent to the incorporation by reference in the registration statement on Form S-8 to be filed on or about June 2, 2006 of Komag, Incorporated of our reports dated March 6, 2006, with respect to the consolidated balance sheets of Komag, Incorporated and subsidiaries as of January 1, 2006 and January 2, 2005, and the related consolidated statements of income, stockholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended January 1, 2006 and the related financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting as of January 1, 2006, and the effectiveness of internal control over financial reporting as of January 1, 2006, which reports appear in the January 1, 2006 annual report on Form 10-K of Komag, Incorporated.
/s/ KPMG LLP
Mountain View, California
June 2, 2006